SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

BlackBerry Limited

(Name of Issuer)

Common Shares

(Title of Class of Securities)

09228F103

(CUSIP Number)

Paul Rivett

President

Fairfax Financial Holdings Limited

95 Wellington Street West, Suite 800

Toronto, Ontario, Canada, M5J 2N7

Telephone: (416) 367-4941

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

- With a copy to -

Jason R. Lehner

Shearman & Sterling LLP

Commerce Court West

199 Bay Street, Suite 4405

Toronto, Ontario M5L 1E8

Telephone (416) 360-8484

November 4, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Explanatory note

Pursuant to Rule 13d-2 promulgated under the Securities Exchange Act of 1934, as amended, this Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) amends the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on July 23, 2012, as amended by Amendment No. 1 to Schedule 13D on September 23, 2013 (as amended, the “Original Schedule 13D”, and, together with this Amendment No. 2, the “Schedule 13D”) by V. Prem Watsa, 1109519 Ontario Limited, The Sixty Two Investment Company Limited, 810679 Ontario Limited, Fairfax Financial Holdings Limited, United States Fire Insurance Company, TIG Insurance Company, General Fidelity Insurance Company, Northbridge Commercial Insurance Corporation, Odyssey Reinsurance Company, Zenith Insurance Company, Northbridge General Insurance Corporation, Federated Insurance Company of Canada, Northbridge Indemnity Insurance Corporation, Northbridge Personal Insurance Corporation, Clearwater Insurance Company, Zenith Insurance Company and Advent Underwriting Limited (collectively, the “Reporting Persons”). Except as specifically amended by this Amendment No. 2, items in the Schedule 13D are unchanged. Capitalized terms used herein that are not defined herein have the meanings ascribed to them in the Schedule 13D.

Item 1.	Security and Issuer.

The class of securities to which this statement relates is the Common Shares of Blackberry Limited (“BlackBerry”), without par value (the “Shares”). The address of the principal executive office of BlackBerry is 295 Philip Street, Waterloo, Ontario N2L 3W8.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following text immediately prior to the last paragraph of Item 4 and by deleting in its entirety such last paragraph of Item 4:

“On November 4, 2013, BlackBerry entered into an agreement (the “Subscription Agreement”) pursuant to which Fairfax and other institutional investors (collectively, the “Purchasers”) will invest in BlackBerry through a U.S.$1 billion private placement of 6% unsecured subordinated convertible debentures (the “Debentures”) convertible into Shares of BlackBerry at a price of U.S.$10.00 per Share (the “Transaction”). The Debentures have a term of seven years. Fairfax has agreed to acquire U.S.$250 million principal amount of the Debentures. The Transaction is expected to be completed within the next two weeks. Either BlackBerry or any Purchaser may terminate the Subscription Agreement if the Transaction has not closed on or prior to November 27, 2013. BlackBerry will use the funds raised for general corporate purposes.

Upon the closing of the Transaction, John Chen will be appointed Executive Chair of BlackBerry’s Board of Directors. Prem Watsa, Chairman and CEO of Fairfax, will be appointed Lead Director and Chair of the Compensation, Nomination and Governance Committee.

The closing of the transaction is subject to customary conditions, including approval of the issuance of the Debentures and the listing of the underlying Shares by the Toronto Stock Exchange and approval of the listing of the underlying Shares by the NASDAQ Global Select Market, in each case without the requirement to seek the approval of BlackBerry’s shareholders. Closing is also conditioned on the appointment of John Chen and Prem Watsa to the BlackBerry Board of Directors, as described above.

Pursuant to the Subscription Agreement, Fairfax has an option to arrange for the purchase up to an additional U.S.$250 million principal amount of the Debentures within 30 days following closing.

The Subscription Agreement terminates the letter of intent entered into between Fairfax and BlackBerry on September 23, 2013 (the “LOI”).

The Subscription Agreement also requires BlackBerry to pay a fee to the Purchasers in certain circumstances, including if BlackBerry enters into a binding written agreement providing for a transaction that if completed would constitute a Change of Control (as defined in the Subscription Agreement).

BlackBerry also agreed to reimburse Fairfax for certain transaction expenses incurred in connection with the evaluation of the transaction contemplated in the LOI, the negotiation of the LOI and the evaluation and initiation of the issue of the Debentures.

The Subscription Agreement provides that for a period of one year following the closing, neither Fairfax nor its affiliates shall, directly or indirectly and whether alone or by acting jointly or in concert with any other person, in any manner acquire or offer to acquire (whether publicly or otherwise) by any means whatsoever beneficial ownership of any Shares or securities convertible into, or exchangeable or exercisable for, Shares if, following any such acquisition, Fairfax and its affiliates would, in the aggregate, directly or indirectly, together with their joint actors, beneficially own more than 19.9% of the outstanding Shares (assuming, for this purpose, the conversion into, or exchange or exercise for, all securities beneficially owned by Fairfax and its affiliates and their joint actors that are convertible into, or exchangeable or exercisable for, Shares).

It also provides that for a period of one year following the closing, Fairfax and its affiliates shall not, directly or indirectly, transfer, sell, assign, gift, pledge, encumber, hypothecate, mortgage, exchange or otherwise dispose (each, a “Transfer”) of any Shares or securities convertible into, or exchangeable or exercisable for, Shares, if after such Transfer, Fairfax and its affiliates would, in the aggregate, directly or indirectly own less than 9.9% of the outstanding Shares (assuming, for this purpose, the conversion into, or exchange or exercise for, all securities beneficially owned by Fairfax and its affiliates and their joint actors that are convertible into, or exchangeable or exercisable for, Shares).

The forgoing description of the Subscription Agreement does not comport to be complete and is qualified in its entirety by the full text of the Subscription Agreement, which is filed herewith as Exhibit 3 and incorporated herein by reference.

Subject to the contractual limitations described in this Item 4 above, one or more entities within the Fairfax Group of Companies, including one or more of the Reporting Persons, may, depending upon price, market conditions, availability of funds, evaluation of alternative investments, the financial exposure of the Fairfax Group of Companies to BlackBerry and other factors, determine to purchase additional Shares, Debentures or other securities of BlackBerry, or sell Shares, Debentures or other securities of BlackBerry, in the open market or otherwise.”

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 4 is hereby incorporated by reference in this Item 6.

Item 7.	Material to be Filed as Exhibits.

The following are filed as exhibits to the Schedule 13D:

Ex. 1:	Joint filing agreement dated as of July 17, 2012 among V. Prem Watsa, 1109519 Ontario Limited, The Sixty Two Investment Company Limited, 810679 Ontario Limited, Fairfax Financial Holdings Limited, United States Fire Insurance Company, TIG Insurance Company, General Fidelity Insurance Company, Northbridge Commercial Insurance Corporation, Odyssey Reinsurance Company, Zenith Insurance Company, a California corporation, Northbridge General Insurance Corporation, Federated Insurance Company of Canada, Northbridge Indemnity Insurance Corporation, Northbridge Personal Insurance Corporation, Clearwater Insurance Company, Zenith Insurance Company, a Canadian corporation, and Advent Underwriting Limited (filed with the Original Schedule 13D)

Ex. 3:	Subscription Agreement, dated November 4, 2013, among BlackBerry Limited, Fairfax Financial Holdings Limited and the other purchasers named therein (filed herewith).

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 4, 2013	V. Prem Watsa

/s/ V. Prem Watsa

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 4, 2013	1109519 Ontario Limited

	By:	/s/ V. Prem Watsa
		Name:	V. Prem Watsa
		Title:	President

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 4, 2013	The Sixty Two Investment Company Limited

	By:	/s/ V. Prem Watsa
		Name:	V. Prem Watsa
		Title:	President

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 4, 2013	810679 Ontario Limited

	By:	/s/ V. Prem Watsa
		Name:	V. Prem Watsa
		Title:	President

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 4, 2013	Fairfax Financial Holdings Limited

	By:	/s/ Paul Rivett
		Name:	Paul Rivett
		Title:	President

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 4, 2013	United States Fire Insurance Company

	By:	/s/ James V. Kraus
		Name:	James V. Kraus
		Title:	Sr. Vice President, General Counsel and Secretary

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 4, 2013	TIG Insurance Company

	By:	/s/ John J. Bator
		Name:	John J. Bator
		Title:	CFO, Treasurer and Sr. Vice President

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 4, 2013	General Fidelity Insurance Company

	By:	/s/ John J. Bator
		Name:	John J. Bator
		Title:	CFO, Treasurer and Sr. Vice President

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 4, 2013	Northbridge Commercial Insurance Corporation

	By:	/s/ Craig Pinnock
		Name:	Craig Pinnock
		Title:	CFO

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 4, 2013	Odyssey Reinsurance Company

	By:	/s/ Kirk Reische
		Name:	Kirk Reische
		Title:	Vice President

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 4, 2013	Zenith Insurance Company, a Canadian corporation

	By:	/s/ Craig Pinnock
		Name:	Craig Pinnock
		Title:	CFO

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 4, 2013	Northbridge General Insurance Corporation

	By:	/s/ Craig Pinnock
		Name:	Craig Pinnock
		Title:	CFO

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 4, 2013	Federated Insurance Company of Canada

	By:	/s/ Craig Pinnock
		Name:	Craig Pinnock
		Title:	CFO

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 4, 2013	Northbridge Indemnity Insurance Corporation

	By:	/s/ Craig Pinnock
		Name:	Craig Pinnock
		Title:	CFO

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 4, 2013	Northbridge Personal Insurance Corporation

	By:	/s/ Craig Pinnock
		Name:	Craig Pinnock
		Title:	CFO

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 4, 2013	Clearwater Insurance Company

	By:	/s/ John J. Bator
		Name:	John J. Bator
		Title:	CFO, Treasurer and Sr. Vice President

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 4, 2013	Zenith Insurance Company, a California corporation

	By:	/s/ Michael E. Jansen
		Name:	Michael E. Jansen
		Title:	EVP and General Counsel

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 4, 2013	Advent Underwriting Limited

	By:	/s/ Neil Ewing
		Name:	Neil Ewing
		Title:	Company Secretary

Exhibit Index

Exhibit No.	Description

Ex. 1:	Joint filing agreement dated as of July 17, 2012 among V. Prem Watsa, 1109519 Ontario Limited, The Sixty Two Investment Company Limited, 810679 Ontario Limited, Fairfax Financial Holdings Limited, United States Fire Insurance Company, TIG Insurance Company, General Fidelity Insurance Company, Northbridge Commercial Insurance Corporation, Odyssey Reinsurance Company, Zenith Insurance Company, a California corporation, Northbridge General Insurance Corporation, Federated Insurance Company of Canada, Northbridge Indemnity Insurance Corporation, Northbridge Personal Insurance Corporation, Clearwater Insurance Company, Zenith Insurance Company, a Canadian corporation, and Advent Underwriting Limited (filed with the Original Schedule 13D)

Ex. 3:	Subscription Agreement, dated November 4, 2013, among BlackBerry Limited, Fairfax Financial Holdings Limited and the other purchasers named therein (filed herewith).